FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                September 05, 2005


                            BRITISH ENERGY GROUP PLC
                               (Registrant's name)


                                  Systems House
                                   Alba Campus
                                   Livingston
                                    EH54 7EG
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement, re: Blocklisting 6 Monthly Return dated
              05 September 2005



5 September 2005


BRITISH ENERGY GROUP PLC


BLOCK LISTING SIX MONTHLY RETURN


Name of applicant:                                   British Energy Group plc

Name of scheme:                                      Block listing (in relation
                                                     to the exercise of listed
                                                     warrants in British Energy
                                                     Group plc)

Period of return:     From:      18 January 2005     To:        2 September 2005

Balance under scheme from previous return:           29,298,286 ordinary shares
                                                     of 10 pence each

The amount by which the block scheme has been        None
increased, if the scheme has been increased since
the date of the last return:

Number of securities issued/allotted under scheme    6,129,809
during period:

Balance under scheme not yet issued/allotted at end  23,168,477 of period

Number and class of securities originally listed     561,016,515 ordinary shares
and the date of admission                            of 10 pence each

Total number of securities in issue at the end of    567,146,324 ordinary shares
the period                                           of 10 pence each

Name of contact:                                     Malcolm Sinclair

Address of contact:                                  Systems House, Alba Campus,
                                                     Livingston, EH4 7EG

Telephone number of contact:                         01506 408837


SIGNED BY         Robert Armour
                  Company Secretary

                  British Energy Group plc


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  September 05, 2005                  BRITISH ENERGY GROUP PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations